February 2, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
    Sustainable Development Acquisition I Corp.
Registration Statement on Form S-1
Filed February 2, 2021, as amended
File No. 333-252161

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Sustainable Development Acquisition I Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on February 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 800 copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ Philip Turbin
	Name:	Philip Turbin
	Title:	Managing Director